UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
OR

☑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from August 9, 2005 to December 31, 2005
Commission File Number: 000-51447

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
EXPEDIA RETIREMENT SAVINGS PLAN
B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
Expedia, Inc.
3150 139th Avenue SE
Bellevue, WA 98005

Required Information
1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Expedia Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements under ERISA.
Exhibit
23.1	Consent of Independent Registered Public Accounting Firm.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN

Date:	By:	/s/ Kathleen K. Dellplain

June 28, 2006		Kathleen K. Dellplain
Executive Vice President, Human Resources
Expedia, Inc.

Appendix I
Expedia Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and
for the Period From August 9, 2005 to December 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Benefit Plan Administrative Committee
Expedia Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Expedia Retirement Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the period from August 9, 2005 to December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the period from August 9, 2005 to December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Seattle, Washington
May 15, 2006

Expedia Retirement Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2005

Assets
Investments, at fair value	$66,808,026
Participant contribution receivable	264

Net assets available for benefits	$66,808,290

See accompanying notes.

Expedia Retirement Savings Plan
Statement of Changes in
Net Assets Available for Benefits
For the Period From August 9, 2005 to December 31, 2005

Additions:
Dividend and interest income	$1,948,459
Net realized and unrealized appreciation in fair value of plan investments	470,942
Participant contributions	4,573,146
Rollover contributions	787,875
Employer contributions	1,412,242
Transfer from InterActiveCorp Retirement Savings Plan	61,164,078

Total additions	70,356,742

Deductions:
Benefits paid to participants	3,540,860
Administrative expenses	7,592

Total deductions	3,548,452

Net increase	66,808,290

Net assets available for benefits at:

Beginning of period	—

End of period	$66,808,290

See accompanying notes.

Expedia Retirement Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
     The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
     The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its subsidiaries (the “Company”) who have reached the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Spin-Off From IAC/InterActiveCorp
     On December 21, 2004, IAC/InterActiveCorp (“IAC”) announced its plan to separate into two independent public companies to allow each company to focus on its individual strategic objectives. We refer to this transaction as the “Spin-Off.” A new company, Expedia, Inc., was incorporated under Delaware law to hold substantially all of IAC’s travel and travel-related businesses. On August 9, 2005, the Spin-Off was completed. On August 15, 2005, IAC transferred the net assets of the Company’s participating employees from the InterActiveCorp Retirement Savings Plan (“IAC Plan”) to the Plan. The fair value of net assets transferred from the IAC Plan to the Plan related to these participants was $61,164,078.
Contributions
     Participants can make pre-tax deferrals ranging from 1% to 16%, and after-tax contributions ranging from 1% to 10% of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options and may change their investment options at any time.
     The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. The Company may also make discretionary contributions, which are determined annually by the Company’s Board of Directors. During the period from August 9, 2005 to December 31, 2005, no discretionary contributions were made to the Plan. Participants can direct Company contributions to any of the Plan’s investment fund options in the same manner as they direct their own contributions.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
     Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts plus actual earnings thereon after two years of credited service. Certain participants have different vesting periods for the Company contributions in their accounts.
Participant Accounts
     Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Forfeitures
     Forfeitures of terminated participants’ nonvested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and to pay Plan expenses. Cumulative forfeited accounts were $97,708 at December 31, 2005.
Participant Loans
     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan. Principal and interest are paid ratably through regular payroll deductions.
Payment of Benefits
     Upon participants’ retirement, death, disability or termination of employment, they may elect to withdraw their entire vested account balances in the form of a lump sum payment. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan) participants may withdraw some or all of the vested portion of their vested account balances, subject to the requirements of the Plan. Participants may withdraw some or all of their rollover contributions at any time.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Administrative Expenses
     Administrative expenses include fees to administer the Plan and the investment funds. Substantially all costs of administering the Plan, including professional and other expenses, are paid by the Company.
Plan Termination
     Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of applicable law. In the event of Plan termination, participants will become 100 percent vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting.
Benefit Payments
     Benefit payments are recorded when paid.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Investments
     The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The units of the common collective trust funds are valued at the quoted redemption value on the last business day of the plan year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.
     Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Expedia Retirement Savings Plan
Notes to financial Statements (continued)
3. Investments
     The Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value as determined by quoted market prices for the period from August 9, 2005 to December 31, 2005 as follows:

Net Realized and
Unrealized
Appreciation in Fair
Value of
Investments
Registered investment companies	$379,601
Common stock	17,851
Expedia, Inc. common stock	73,490
$470,942

     The following investments represent 5% or more of the fair value of the Plan’s net assets at December 31, 2005:

Fidelity Diversified International Fund	$9,055,623
Fidelity Low-Priced Stock Fund	7,832,160
Fidelity Dividend Growth Fund	5,704,495
Fidelity ContraFund	5,609,656
Spartan U.S. Equity Index Fund	5,588,345
Fidelity Blue Chip Growth Fund	5,287,017
Fidelity Investment Grade Bond Fund	4,377,191
Fidelity Mid-Cap Stock Fund	3,489,236
Lord Abbett Mid-Cap Value Fund A	3,432,339
4. Risks and Uncertainties
     The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
5. Income Tax Status
     In accordance with new determination letter program procedures set forth by the Internal Revenue Service (“IRS”), the Plan will be able to apply for a determination letter from the IRS stating that the Plan’s terms conform to the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) in 2008. The plan administrator believes that the Plan has been designed to comply with the requirements of Section 401(a) of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with these requirements.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
6. Subsequent Events
     Effective January 1, 2006, employees must be 18 years of age or older to be eligible for the Plan. In addition, also effective January 1, 2006, employees will be automatically enrolled in the Plan upon satisfying its eligibility requirements and will be deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan) unless an employee affirmatively changes his or her pre-tax salary deferral election.

Supplemental Schedule

Expedia Retirement Savings Plan
EIN: 91-1996083 Plan: 002
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2005

		(c)
	(b)	Description of Investment Including, Maturity
	Identity of Issuer, Borrower,	Date, Rate of Interest, Collateral, Par, or	(e)
(a)	Lessor, or Similar Party	Maturity Value	Current Value
	Registered investment companies:
*	Fidelity Freedom 2000 Fund	14,211 shares	$173,516
*	Fidelity Freedom 2005 Fund	366 shares	4,065
*	Fidelity Freedom 2010 Fund	40,109 shares	563,537
*	Fidelity Freedom 2015 Fund	10,877 shares	125,628
*	Fidelity Freedom 2020 Fund	75,328 shares	1,108,071
*	Fidelity Freedom 2025 Fund	31,838 shares	380,782
*	Fidelity Freedom 2030 Fund	111,230 shares	1,670,676
*	Fidelity Freedom 2035 Fund	25,276 shares	309,122
*	Fidelity Freedom 2040 Fund	181,653 shares	1,603,992
*	Fidelity Freedom Income Fund	13,812 shares	157,037
*	Fidelity Blue Chip Growth Fund	122,498 shares	5,287,017
*	Fidelity ContraFund	86,622 shares	5,609,656
*	Fidelity Dividend Growth Fund	198,142 shares	5,704,495
*	Fidelity Diversified International Fund	278,284 shares	9,055,623
*	Fidelity Equity-Income Fund	35,139 shares	1,854,614
*	Fidelity Investment Grade Bond Fund	593,920 shares	4,377,191
*	Fidelity Low- Priced Stock Fund	191,777 shares	7,832,160
*	Fidelity Mid-Cap Stock Fund	131,322 shares	3,489,236
	Lord Abbett Mid-Cap Value Fund A	153,161 shares	3,432,339
	MSI Small Company Growth Portfolio	126,502 shares	1,557,238
*	Spartan U.S. Equity Index Fund	126,548 shares	5,588,345
	Royce Low-Priced Stock Fund	18,503 shares	287,351
	Dodge & Cox International Stock Fund	42,072 shares	1,473,788
	Goldman Sachs Small Cap Value Fund	11,156 shares	469,465

	Total registered investment companies		62,114,944

	Common/collective trust:
*	Fidelity Managed Income Portfolio II	3,072,704 units	3,072,704

	Common stock:
*	Expedia, Inc. common stock	34,102 shares	817,079

	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link(1)	Various mutual funds and common stocks	142,769

*	Participant loans	Interest rates ranging from 5.0% to 10.5%, maturing through 2015	660,530

			$66,808,026

*	Indicates a party-in-interest to the Plan.

(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note: Column (d), cost, is not applicable, as all investments are participant-directed.